UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give details of purchases made under the Company's Dividend Reinvestment Plan ("DRIP").

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $12.1508 per ADR (ii) $11.959 per ADR	(i) 459.577970 ADRs (ii) 55.71202 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 515.28999 Aggregated price: $6,250.50
e)	Date of the transaction	(i) 12 May 2021 (ii) 17 May 2021
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President - English Language Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.5705 per share	658
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 658 shares Aggregated price: £5,639.389
e)	Date of the transaction	14 May 2021
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 May 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary